082-03116

GREAT QUEST METALS LTD.

09047295

November 2, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 2, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

dlw 11/10

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

November 2, 2009

Great Quest Completes $2.36 million Agreement on its Kenieba Concessions with Avion Gold Corporation

VANCOUVER, BC -- **Great Quest Metals Ltd.** (TSXV: GQ; Frankfurt: GQM) ('Great Quest') and **Avion Gold Corporation (AVR:TSXV)** ("Avion") are pleased to announce that they have executed a definitive agreement in relation to their previously announced letter of intent (see Great Quest News Release dated April 21, 2009) to acquire 75% of Great Quest's interest in three mineral concessions located adjacent to the south and west sides of the Tabakoto property (the "Option Agreement"). Great Quest previously spent approximately US$3.0 million in expenditures to explore the properties.

The Great Quest properties comprise the Kenieba (Sansanto), Kenieba Est and Comifa concessions totaling approximately 32 km^2, which increases Avion's local property package by approximately 30%. The Kenieba concession hosts a 43-101 compliant inferred resource in the Djambaye 2 gold zone of 324,000 ounces (Carl Verley (P. Geo.), January 28, 2008 Great Quest news release). This equates to 2,574,000 tonnes grading 3.92 grams per tonne gold.

Commenting on the proposed acquisition, Avion's President and CEO, Mr. John Begeman stated, "As stated previously this disciplined acquisition represents an exciting opportunity for Avion to acquire nearby prospective gold projects that could provide additional feed for the Tabakoto mill and support Avion's stated growth and West African consolidation goals."

To acquire 75% of Great Quest's interest in the three mining concessions Avion is required to make cash payments of CDN$ 2,360,000 and complete work commitments of CDN$ 1,890,000 both over five years, subject to terms of the agreement. On signing of the Option Agreement Avion made a cash payment of CDN$ 350,000 and is required to complete at least CDN$ 150,000 of exploration expenditures in year 1. Great Quest's interest in the properties varies from 95% to 100% subject to a carried interest to the Government of Mali ranging between 10% and 20%.

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"Avion plans to build upon Great Quest's work that has defined a series of northerly trending intrusion-hosted gold zones and gold mineralized, sediment- and intrusion-hosted cross-structures that are similar in character to those on the Avion concessions. A program of soil sampling and magnetic surveys will be carried out in early 2010 to provide a large scale property view prior to the selection of new and follow-up drill targets." comments Don Dudek, Vice President Exploration for Avion.

Willis W. Osborne, President and CEO of Great Quest, states "this is an excellent opportunity for the Company as it could enable production from the Great Quest concessions without the need to establish a mineral resource large enough to support a standalone mill and mining equipment. This could result in earlier production from the concessions then would normally be expected and the project will benefit from the Avion exploration success on its adjacent Tabakota concession". In Mali the Company will now focus on exploration on both its Bourdala gold concessions and its recently acquired Tin Hina phosphate concession.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM